# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PureCycle Technologies, Inc., CIK 0001830033
CUSIP: 74623V103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 20 North Orange Avenue, Suite 106, Orlando, Florida (FL), 32801
Date of event which requires filing of this statement: 03/17/2022
Filed by CIK 0001086477
Persons authorized to receive notices and communications: Aaron Rappaport, Longview Asset Management, LLC, 222 N. LaSalle Street, Suite 2000, Chicago, Illinois (IL), 60601, (312) 236-6300; Maurice M. Lefkort, Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019, (212) 728-8239

## Reporting persons
- Longview Asset Management, LLC (CIK 0001086477): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,144,455; shared voting power 0; sole dispositive power 11,144,455; shared dispositive power 0; aggregate amount beneficially owned 11,144,455 (6.2% of the class)
  Comment: Row 13. Based on 179,559,510 shares of Common Stock of the Issuer outstanding as of May 5, 2025, according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities and Exchange Commission (the "SEC") on May 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: PureCycle Technologies, Inc.
Address of issuer's principal executive offices: 20 North Orange Avenue, Suite 106, Orlando, Florida (FL), 32801
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of PureCycle Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 20 North Orange Ave., Suite 106, Orlando, Florida 32801. This is the initial Schedule 13D filing with respect to such Common Stock. Pure Crown, LLC, a Delaware limited liability company ("Pure Crown"), and HCC Manager LLC, an Illinois limited liability company ("HCC Manager"), as the manager of Pure Crown, filed a Schedule 13G with respect to shares of Common Stock initially acquired by Pure Crown on March 26, 2021 and subsequently filed amendments thereto on February 10, 2022 and February 10, 2023. Upon subsequent review, it has been determined that, because the Reporting Person is the investment advisor of Pure Crown, it has sole beneficial ownership of the Common Stock previously reported by Pure Crown and HCC Manager on Schedule 13G. Furthermore, the Reporting Person is also the investment manager of CD Holdings II, LLC, a Delaware limited liability company ("CD Holdings"), which has independently engaged in the acquisitions described herein with respect to the securities described herein, and with respect to which the Reporting Person is also the sole beneficial owner.

## Item 2. Identity and Background
Name of person filing: This statement is filed by the Reporting Person.
Residence or business address: The principal place of business and principal offices of the Reporting Person are located at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601.
Present principal occupation or employment: The Reporting Person's principal business is investment portfolios for its clients ("Longview Clients"). Certain Longview Clients as described herein hold shares of Common Stock of the Issuer. Pursuant to investment advisory agreements, the Reporting Person has voting and dispositive power over the Common Stock and other securities held in Longview Client accounts and, accordingly, is deemed to be the beneficial owner, for purposes of Section 13(d) of the 1934 Act, of the Common Stock and other securities in such accounts. Except for such deemed beneficial ownership, the Reporting Person does not own any Common Stock or other securities of the Issuer. Certain Longview Clients as described herein hold shares of Common Stock of the Issuer. The executive officers of the Reporting Person, and their present occupations, are as follows: (a) A. Steven Crown, Co-President; (b) William H. Crown, Co-President, (c) Dan L. Drexler, Executive Vice President and Chief Investment Officer - Public Securities; (d) Kirk Rose, Vice President and Chief Finance Officer; (e) Aaron Rappaport, Vice President, Chief Operating Officer and Chief Compliance Officer and (f) Angela Newhouse, Vice President and Compliance Officer. The business address of each of the foregoing persons is the address of the principal place of business and principal offices of the Reporting Person.
Criminal convictions in the last five years: In the five years prior to the date of this filing, neither the Reporting Person nor any executive officer or director of the Reporting person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: In the five years prior to the date of this filing, neither the Reporting Person nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.
Citizenship:
Each natural person listed above is a citizen of the United States of America.

The Reporting Person is a limited liability company formed under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pure Crown and CD Holdings II, LLC are each Longview Clients and have entered into the following transactions:

On March 19, 2021, Pure Crown received 7,573,538 shares of Common Stock of the Issuer in connection with the March 17, 2021 consummation of the business combination between Roth CH Acquisition I Co. and the Issuer (the "Merger"), pursuant to the Agreement and Plan of Merger (the "Merger Agreement") by and among Roth CH Acquisition I Co. ("Roth CH"), Roth CH Merger Sub Corp., Roth CH Merger Sub LLC, Roth CH Acquisition I Co. Parent Corp., and PureCycle Technologies LLC (the "Predecessor LLC"), dated November 16, 2020, filed as Exhibit 2.1 to the Roth CH's Current Report on Form 8-K filed with the SEC on November 16, 2020, which is filed as Exhibit 3.1 to this Schedule 13D and incorporated herein by reference. Pure Crown received these shares of Common Stock as consideration in exchange for Pure Crown's pre-business combination Class A Units in the Predecessor LLC and did not use any additional funds to acquire such shares of Common Stock.

On March 17, 2022, Pure Crown purchased 2,142,856 shares of Common Stock and a warrant (the "Series A Warrant") to purchase up to 1,071,428 shares of Common Stock (the "Warrant Shares") for an aggregate price of $14,999,992.00 in a private placement transaction, pursuant to a Subscription Agreement by and between Pure Crown and the Issuer, dated March 7, 2022, a copy of which is attached hereto as Exhibit 3.2 and is incorporated herein by reference (the "2022 Subscription Agreement"). Pure Crown used cash on hand to pay the purchase price for such securities.

On June 20, 2025, CD Holdings acquired from the Issuer, in a private placement transaction, 5,000 shares of the Issuer's Series B Convertible Perpetual Preferred Stock, par value $0.001 per share (the "Series B Preferred Stock") pursuant to a Subscription Agreement between the Issuer and CD Holdings, dated June 16, 2025 , a copy of which is attached hereto as Exhibit 3.3 and is incorporated herein by reference (the "2025 Subscription Agreement"). CD Holdings used cash on hand to pay the purchase price the securities acquired pursuant to the Subscription Agreement. The shares of Series B Preferred Stock have a conversion price of $14.02 per share and thus are initially convertible into 356,633 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities reported hereunder were acquired and are held by the Reporting Person for investment purposes. In connection with the Merger, Pure Crown entered into a letter agreement with the Predecessor LLC, pursuant to which Pure Crown is entitled to one seat on the Issuer's Board of Directors, which is currently filled by Tanya Burnell. Such letter agreement is summarized in Item 6 of this Schedule 13D below. Through its ability to designate such member of the Board of Directors of the Issuer, the Reporting Person has been, and intends to be, actively involved in the Issuer's business, operations and planning.

The Reporting Person may in the future exercise any and all of its rights with respect to the securities acquired by it in the Issuer in a manner consistent with its equity interests, contractual rights and restrictions and other duties, if any. Depending on their evaluation of various factors, including the investment potential of the Common Stock and the Series B Preferred Stock, the Issuer's business prospects and financial position, other developments concerning the Issuer, the price level and availability of the Common Stock and/or the Series B Preferred Stock, available opportunities to acquire or dispose of the Common Stock or the Series B Preferred Stock or to realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Reporting Person and other factors deemed relevant, the Reporting Person may take such actions with respect to its holdings in the Issuer as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock or Series B Preferred Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares of Common Stock and/or the Series B Preferred Stock now owned or hereafter acquired by any of them. In addition, the Reporting Person may, individually or in the aggregate, from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or otherwise pledge their interests in the Common Stock of the Issuer as a means of obtaining liquidity or as credit support for loans for any purpose. The Reporting Persons also may engage in conversations with management and/or the board of directors of the Issuer regarding a range of issues, including the Company's business operation and strategy. These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. In addition, from time to time the Reporting Person and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.

Except as set forth in this Schedule 13D, neither the Reporting Person, nor, to the best of its knowledge, any of the other persons identified in response to Item 2, presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: By virtue of its power as investment manager the Reporting Person is the beneficial owner of 9,716,394 shares of Common Stock owned by Pure Crown, 1,071,428 shares of Common Stock issuable upon exercise of warrants owned by Pure Crown, and 356,633 shares of Common Stock issuable upon conversion of the Series B Preferred Stock owned by CH Holdings II, representing approximately 6.2% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act, based on 179,559,510 shares of Common Stock issued and outstanding as of May 5, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities and Exchange Commission on May 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: By virtue of its power as investment manager the Reporting Person is the beneficial owner of 9,716,394 shares of Common Stock owned by Pure Crown, 1,071,428 shares of Common Stock issuable upon exercise of warrants owned by Pure Crown, and 356,633 shares of Common Stock issuable upon conversion of the Series B Preferred Stock owned by CH Holdings II, representing approximately 6.2% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act, based on 179,559,510 shares of Common Stock issued and outstanding as of May 5, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities and Exchange Commission on May 7, 2025.
Transactions in the class effected during the past sixty days: Other than the acquisition of the Series B Preferred Stock pursuant to the 2025 Subscription Agreement, there have been no reportable transactions with respect to the Issuer's Common Stock within the last 60 days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's (and its clients') Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided in Items 3, 4 and 5 is hereby incorporated by reference.

In connection with the Merger, Pure Crown entered into a letter agreement (the "Letter Agreement") by and between Pure Crown and the Predecessor LLC, dated October 5, 2020, pursuant to which Pure Crown is entitled to one seat on the Issuer's Board of Directors, which was filed as Exhibit 10.11 to the Issuer's Form S-4 filed with the SEC on November 20, 2024 and is filed as Exhibit 6.1 to this Schedule 13D. The current designee of Pure Crown that has been elected to the Board of Directors of the Issuer is Tanya Burnell.

In connection with the Merger, Pure Crown also entered into an Investor Rights Agreement (the "Investor Rights Agreement"), by and among the Issuer, Pure Crown and the other investors in Issuer party thereto, the form of which was filed as Exhibit 10.19 to Issuer's Form S-1 filed with the SEC on November 30, 2020 and is filed as Exhibit 6.2 to this Schedule 13D. Under the terms of the Investor Rights Agreement, Pure Crown agreed to:

(i) vote in favor of two board designees nominated by a majority of certain stockholders of Roth CH for a period of two years following the consummation of the Merger, provided that if holders of a majority of the holders of the pre-PIPE private placement shares (the "Pre-PIPE Shares") choose to select one of the designees (which they may do so long as they hold at least 10% of the Common Stock), then the second designee will be appointed by a majority of the aforementioned Roth CH stockholders, and
(ii) not transfer any Common Stock received as consideration in the Merger ("Merger Consideration Stock") except (A) from and after the six-month anniversary of the consummation of the Merger, up to 20% of Pure Crown's Merger Consideration Stock, (B) from and after the one-year anniversary of the consummation of the Merger, up to 30% of Pure Crown's Merger Consideration Stock and (C) from and after the Issuer's first commercial-scale plant in Ironton, Ohio becoming operational, up to an additional 50% of Pure Crown's Merger Consideration, with such lockup described in this item (ii) terminating no later than April 15, 2023.

The Investor Rights Agreement also provides that the Issuer is obligated to file, after it becomes eligible to use Form S-3 or its successor form, a shelf registration statement to register the resale by the Common Stock holders for Common Stock issuable in connection with the Business Combination and that the other Common Stock holders party to the Investor Rights Agreement may upon demand exercise "piggy-back" and Form S-3 registration rights, subject to certain minimum requirements and customary conditions.
The Series A Warrant is filed as an Exhibit to this Schedule 13D as Exhibit 6.3. Unless redeemed earlier in accordance with its terms, the Series A Warrant expires on March 17, 2026 and provides Pure Crown with the right to acquire the Warrant Shares for an exercise price of $11.50 per share and are redeemable at a price of $0.01 per Series A Warrant if the last sales price of the Common Stock has been equal to or greater than $18.00 per share (subject to adjustments for stock splits, dividends, recapitalizations and other similar events) for any twenty trading days within a thirty trading day period commencing after the Series A Warrant becomes exercisable. The Series A Warrants became exercisable beginning on the calendar day following the six month anniversary of the date of the issuance. The Series A Warrant includes adjustment mechanisms that would adjust the number of shares of Common Stock issuable thereunder as a result of certain corporate events detailed therein (such as the occurrence of a stock dividend, stock split or similar transaction, the issuance of rights to purchase or acquire stock, warrants, or similar rights subsequent to the issuance of the Series A Warrant, or the occurrence of fundamental corporate events such as a merger or other business combination, or the acquisition of the equity interests of another person or entity).

The rights of the Series B Preferred Stock is governed by that certain Certificate of Designations of Series B Convertible Perpetual Preferred Stock of PureCycle Technologies, Inc., which was filed as Exhibit 3.11 to the Issuer's Form 8-K filed with the SEC on June 23, 2025 and is filed as Exhibit 6.4 to this Schedule 13D (the "Series B Certificate of Designation"). The Series B Preferred Stock is senior to the Common Stock and any other class or series of capital stock of the Issuer the terms of which do not expressly provide that is senior to or in parity with the Series B Preferred Stock (other than the Series A Preferred Stock of the Issuer) as to dividend rights and rights upon certain liquidation events, junior to the Series A Preferred Stock of the Issuer and any other senior securities of the Issuer, and junior to all existing and future indebtedness of the Issuer. The Series B Preferred Stock is not voting except for certain enumerated negative consent rights, which may be exercised a majority of the then-outstanding Series B Preferred Stock. Upon the occurrence of certain liquidation events, the Series B Preferred Stock is entitled to receive a liquidation preference, senior to any junior securities, equal to (a) the sum of (i) the original issue price for such share ($1,000) (as adjusted for dividends paid in-kind and accreted) and the greater of (ii) all accrued and unpaid dividends on such share, or (b) the amount the holder thereof had received if such shares had been converted into Common Stock immediately prior to such liquidation event. The shares of Series B Convertible Preferred Stock are convertible at the option of the holder into shares of the Issuer's Common Stock, at a conversion rate equal to (a) the sum of (i) the original issue price for such share (as adjusted for dividends paid in-kind and accreted) and (ii) all accrued and unpaid dividends on such share divided by (b) the then-applicable conversion price. The Series B Convertible Preferred Stock accrues cumulative dividends at a rate of 7% per annum, payable in kind or cash at the Issuer's option quarterly in arrears, and dividends that that accrue on the Series B Preferred Stock that are not paid in cash or in-kind as permitted, compound quarterly as of the end of each calendar quarter. In the event of a change in control, holders of the Series B Preferred Stock may require the Issuer to redeem, or the Issuer may redeem, the Series B Preferred Stock for cash at the accrued value of the Series B Preferred Stock at the time of redemption. The Issuer has the right to convert the Series B Preferred Stock into Common Stock after the third anniversary of the closing date if certain trading price conditions are met. Conversions of the Series B Preferred Stock (whether optional or mandatory) that would result in the holder thereof beneficially owning in excess of 19.99% of the then-outstanding stockholder voting power are subject to a further stockholder approval prior to such conversion. The Series B Preferred Stock is subject to customary anti-dilution adjustment mechanisms.

The foregoing summary of each of the Letter Agreement, the Investor Rights Agreement, the Series A Warrant, and the Series B Certificate of Designation do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Letter Agreement, the Investor Rights Agreement, the Series A Warrant, and the Series B Certificate of Designation listed as Exhibits 6.1, 6.2, 6,3, and 6.4 hereto, respectively, and incorporated herein by reference.

Except for the Merger Agreement, the 2022 Subscription Agreement, the 2025 Subscription Agreement, and the foregoing materials in this Item 6, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and the Issuer, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

As part of its client relationships, the Reporting Person has the power to direct the voting and the disposition of shares of Common Stock owned by Longview Clients in the accounts that the Reporting Person manages, pursuant to investment advisory agreements. None of such agreements, however, require that such accounts be invested in securities of the Issuer or include in their provisions any terms specifically relating to or varying with the investment of the accounts in securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
3.1 Agreement and Plan of Merger, by and among Roth CH Acquisition I Co., Roth CH Merger Sub Corp., Roth CH Merger Sub LLC, Roth CH Acquisition I Co. Parent Corp., and PureCycle Technologies LLC, dated November 16, 2020 (incorporated by reference from Exhibit 2.1 to Roth CH Acquisition I Co.'s Current Report on Form 8-K filed with the SEC on November 16, 2020).

3.2 Subscription Agreement, by and between Pure Crown and the Issuer, dated March 7, 2022.

3.3 Subscription Agreement, by and between the Issuer and CD Holdings, dated June 16, 2025.

6.1 Letter Agreement, by and between Pure Crown and the Predecessor LLC, dated October 5, 2020 (incorporated by reference from Exhibit 10.11 to the Issuer's Form S-4 filed with the SEC on November 20, 2024).

6.3 Series A Warrant of PureCycle Technologies, Inc., by and between PureCycle Technologies, Inc. and Pure Crown LLC, with an Initial Exercise Date of September 17, 2022.

6.4 Certificate of Designations of Series B Convertible Perpetual Preferred Stock of PureCycle Technologies, Inc. (incorporated by reference from Exhibit 3.11 to the Issuer's Form 8-K filed with the SEC on June 23, 2025).

## Signatures
- Longview Asset Management, LLC: /s/ Aaron Rappaport, Aaron Rappaport, Vice President, Chief Operating Officer and Chief Compliance Officer (07/08/2025)